

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2017

Mr. Jonathan M. Collins
Chief Financial Officer
Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

>   **Re: Dana Incorporated**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 18, 2016**
>   **Form 10-Q for the period ended September 30, 2016**
>   **Filed October 20, 2016**
>   **File No. 001-01063**

Dear Mr. Collins:

We issued comments to you on the above captioned filing on December 27, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 13, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure